SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2013

☐	Transition Report Pursuant to Section 15 (d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission File Number 33-88594 and 33-39671

KYOCERA RETIREMENT SAVINGS

AND

STOCK BONUS PLAN

8611 Balboa Avenue

San Diego, California 92123

(Full title and address of the Plan)

KYOCERA CORPORATION

6 Takeda Tobadono-Cho

Fushimi-Ku

KYOTO, JAPAN 612-8501

(Name and address of the Issuer)

Kyocera Retirement Savings and

Stock Bonus Plan

Financial Statements and Supplemental Schedule

December 31, 2013 and 2012

Kyocera Retirement Savings and Stock Bonus Plan

Index

December 31, 2013 and 2012

Note:	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act (“ERISA”) of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator

Kyocera Retirement Savings and Stock Bonus Plan

We have audited the accompanying statements of net assets available for benefits of Kyocera Retirement Savings and Stock Bonus Plan as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Kyocera Retirement Savings and Stock Bonus Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule on page 14 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations of Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ SQUAR, MILNER, PETERSON, MIRANDA & WILLIAMSON, LLP

San Diego, California

June 17, 2014

Kyocera Retirement Savings and Stock Bonus Plan

Statements of Net Assets Available for Benefits

December 31, 2013 and 2012

	2013	2012
Assets
Investments, at fair value (Note 3):
Money Market Fund	$374,861	$287,367
Invesco Stable Value Fund	28,669,434	27,656,952
Kyocera ADR Stock Fund	16,251,371	14,994,958
Mutual funds	125,197,487	94,283,954

Total investments	170,493,153	137,223,231

Receivables:
Notes receivable from participants	3,829,127	3,661,111

Total receivables	3,829,127	3,661,111

Net assets available for benefits	$174,322,280	$140,884,342

See the accompanying notes to these financial statements.

Kyocera Retirement Savings and Stock Bonus Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2013 and 2012

	2013	2012
Additions
Investment income:
Net appreciation in fair value of investments	$25,400,933	$12,244,443
Dividends	1,327,522	1,735,365

Total investment income	26,728,455	13,979,808
Interest income on notes receivable from participants	169,367	164,088
Contributions
Participants	$8,128,447	$7,028,976
Employer	1,844,876	1,588,878

Total contributions	9,973,323	8,617,854
Transfer from Kyocera Tycom Retirement Savings Plan	—	8,785,053

Transfer from KYDA Retirement Savings Plan	8,625,955	—

Total additions	45,497,100	31,546,803

Deductions
Benefit payments	12,059,162	10,123,093

Total deductions	12,059,162	10,123,093

Net increase	33,437,938	21,423,710

Net assets available for benefits
Beginning of year	140,884,342	119,460,632

End of year	$174,322,280	$140,884,342

See the accompanying notes to these financial statements.

Kyocera Retirement Savings and Stock Bonus Plan

Notes to Financial Statements

December 31, 2013 and 2012

1.	Description of Plan

The following description of the Kyocera Retirement Savings and Stock Bonus Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of ERISA.

General

The Plan is a defined contribution plan covering employees of Kyocera International, Inc. and subsidiaries (the “Company”). Each current employee who has attained the age of 21 years is eligible to participate as of the date coincident with or immediately following his employment commencement date.

Plan Administration

Transamerica Retirement Solutions (“Transamerica”), formerly Diversified Investment Advisors, is the executor, record keeper, custodian and trustee of the Plan. Transamerica maintains and invests Plan assets on behalf of the Plan.

Contributions

Employees may contribute from 1 percent to 25 percent of pre-tax annual compensation, as defined by the Plan, subject to an annual limitation as provided in IRS Code Section 415(d). The Company may make discretionary contributions in such amounts as may be determined by the Company’s Board of Directors each plan year. The Company made matching contributions of 50 percent of participant contributions to all investment choices up to 5 percent of the participant compensation in 2013 and 2012. Two participating companies in the Plan have elected special matching formulas. Kyocera Communications, Inc. (“KCI”), a wholly owned subsidiary of Kyocera International, Inc., matched $0.50 per $1.00 of participant contributions up to 7%, subject to the annual contribution limit. The change was effective August 1, 2012. Kyocera Tycom Corporation (“KTC”) continued to follow their company match of $0.50 per $1.00 up to $1,000 of participant contributions, which was applicable prior to the merger of their plan on August 1, 2012 (see “Plan Merger” note).

Employee rollover contributions made for 2013 and 2012 were approximately $1,156,800 and $577,000, respectively, which are included in participant contributions in the accompanying Statements of Changes in Net Assets Available for Benefits.

Participant Accounts

Each participant’s account is credited with (a) the participant’s contribution, (b) the Company’s contribution, and (c) an allocation of the Plan’s investment income or losses. Allocations of investment income or losses within each fund are based on account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Kyocera Retirement Savings and Stock Bonus Plan

Notes to Financial Statements

December 31, 2013 and 2012

Vesting

Participants are immediately vested in their own contributions and earnings thereon. Company matching contributions are vested as follows:

Years of Service	% Vested
Less than 1 year	0%
1 year but less than 2 years	20%
2 years but less than 3 years	40%
3 years but less than 4 years	60%
4 years but less than 5 years	80%
5 years or more	100%

Notes Receivable from Participants

The Plan provides that participants may obtain loans from their participant account. The minimum loan amount is $1,000 and the maximum is 50 percent of their account balance up to $50,000. The term of the loan is not to exceed 20 years for mortgage loans or five years for nonmortgage loans. The loans are collateralized by the balance in the participant’s account. Loans bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. The range of rates within the loan portfolio was 3.39% to 9.5% during 2013. Principal and interest are paid ratably through payroll deductions.

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the plan document.

Payment of Benefits

The payment of benefits can be made upon retirement, termination of the Plan, death, termination of employment, or financial hardship. Benefits to which participants are entitled are limited to the vested amount accumulated in each participant’s account. Upon termination, the participant or beneficiary will receive a lump-sum distribution in an amount equal to his or her account.

Distributions from the Plan are based on vested account values as of the earliest valuation date following a participant’s separation from service date. Normal withdrawals can be made after age 59-1/2. Withdrawals before age 59-1/2 can be made for reasons of disability, termination of employment, severe financial hardship or in the event of the employee’s death. Withdrawals other than normal withdrawals are subject to excise taxes, as defined by IRS regulations.

Forfeited Accounts

Forfeited, nonvested account balances are used to reduce the Company’s contribution. Forfeited, nonvested accounts included in the Statements of net Assets Available for Benefits totaled $108,139 and $78,125 as of December 31, 2013 and 2012, respectively.

For 2013 and 2012, employer contributions were reduced by approximately $78,125 and $66,855, respectively, from forfeited accounts.

Kyocera Retirement Savings and Stock Bonus Plan

Notes to Financial Statements

December 31, 2013 and 2012

Investments

Upon enrollment in the Plan, a participant may direct their contributions into any of the investment options offered by the Plan in 1 percent increments. The investment options offered are as follows, as described by the Plan administrator:

Kyocera ADR Stock Fund—Contributions to the Kyocera American Depository Receipts (“ADR”) Stock Fund are invested in ADR’s of Kyocera International, Inc.’s parent company, Kyocera Corporation.

Invesco Stable Value Fund—The Invesco Stable Value Fund invests in a diversified portfolio of investment contracts with insurance companies, banks and other financial institutions. Its primary objective is to preserve principal while seeking a high level of current income.

Oakmark Equity & Income Fund—The Oakmark Equity & Income Fund invests in a diversified portfolio of stocks and bonds. Its objective is to provide regular income, conservation of principal and an opportunity for long-term growth of principal and income.

Vanguard Institutional Index Fund—The Vanguard Institutional Index Fund invests in large capitalization stocks. Its objective is to provide income and growth equal to or greater than the Standard & Poor’s 500 stock index.

American Funds Fundamental Invs R4 Fund—The American Funds Fundamental Invs R4 Fund invests primarily in stocks of well-managed growth companies. Its objective is to have consistent capital appreciation over the long-term.

Columbia Acorn Z Fund—The Columbia Acorn Z Fund invests primarily in stocks of companies with small and medium market with capitalization under $5 billion. Its objective is long-term capital appreciation.

American Funds EuroPacific Growth R4 Fund—The EuroPacific Growth R4 Fund invests in stocks of non-U.S. companies which appear to offer above-average growth potential. Its objective is long-term growth of capital.

PIMCO Total Return Instl Fund—The PIMCO Total Return Instl Fund invests primarily in investment grade debt. Its objective is total return consistent with capital preservation.

American Funds Growth A R4 Fund—The American Funds Growth A R4 Fund invests in common stock of larger companies based strictly on the potential for growth. Its objective is capital growth

JPMorgan Large Cap Growth R5—The JPMorgan Large Cap Growth R5 invests in common stock of large, well-established companies. Its objective is long-term capital appreciation and growth of income.

Kyocera Retirement Savings and Stock Bonus Plan

Notes to Financial Statements

December 31, 2013 and 2012

Investments (continued)

Allianz NFJ Small Cap Value Admin Fund—The Allianz NJF Small Cap Value Admin Fund invests primarily in stocks of companies with market capitalization of $3.5 billion or less. Most of the stock selected will be dividend paying. Its objective is long-term capital growth and current income.

Vanguard Mid Cap Index Signal—The Vanguard Mid Cap Index Signal primarily invests in equity securities of mid-size US companies. It seeks to track the performance of the MSCI US Mid Cap 450 Index, a broadly diversified index of stocks of mid-size US companies.

Vanguard Small Cap Index Signal—The Vanguard Small Cap Index Signal fund invests primarily invests in equity securities of smaller US companies. It seeks to track the performance of the MSCI US Small Cap 1750 Index, a broadly diversified index of stocks of smaller US companies.

Perkins Mid Cap Value Investor Fund—The Perkins Mid Cap Value Investor Fund invests primarily in equity securities of mid-sized companies with market capitalizations within the range of the market capitalization of companies in the Russell Mid Cap Value Index. Its objective is long-term capital appreciation.

BlackRock Equity Dividend I Fund—The BlackRock Equity Dividend I Fund invests primarily in stocks of companies with large capitalizations. Securities are selected on the basis of fundamental value. Its objective is growth of capital; income is secondary.

Brown Capital Mgmt Small Co Instl Fund—The Brown Capital Mgmt Small Co Instl Fund invests in common stocks issued by companies with revenues of $250 million or less. Its objective is long-term capital growth; income is secondary.

Money Market Fund—This fund temporarily holds contributions prior to allocation to the respective funds. Funds are invested in U.S. Government securities, certificates of deposit, bankers’ acceptances, commercial paper, corporate master notes, and other appropriate money market investments.

In addition to the investment options noted above, the participants may invest in four Pooled Investment Choices (“PIC”) which consist of a specific investment mix of the investment funds noted above. The Oakmark Equity & Income Fund and all of the Vanguard index funds are not included in the investment mix of the PIC. Each PIC is based on an investment strategy predetermined by the Plan Administrator, as follows:

Long-Term Growth – This option is aimed at capital appreciation through long-term growth in stock value.

Growth Income – This option emphasizes growth in stock values but also expects current income.

Current Income – This option strives for growth with little risk through investments mostly in conservative mutual funds and fixed income securities.

Preservation of Capital – This option seeks to achieve low risk with a conservative return on investments.

Kyocera Retirement Savings and Stock Bonus Plan

Notes to Financial Statements

December 31, 2013 and 2012

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination, the entire adjusted amount of each participant’s account value, including that portion attributable to the Company’s matching contributions which would not otherwise be vested, becomes fully vested.

Plan Mergers

Kyocera Display America, Inc. (KYDA), a US affiliated entity was merged into one of the KII Group companies in April 2013. The retirement plan assets of KYDA of $8,625,955 and 70 participants with account balances were transferred into the Kyocera Retirement Savings and Stock Bonus Plan in June 2013.

On August 1, 2012, the Kyocera Tycom Corporation (KTC) Retirement Savings Plan was merged into the Kyocera Retirement Savings and Stock Bonus Plan. As a result of this merger, the assets in the Plan increased by $8,785,053 and 240 participants were added.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The Plan uses the accrual basis of accounting and the financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Valuation of Investments

Investments, other than participant loans and the Invesco Stable Value Fund, are recorded at fair value based on quoted market prices on the last day of the year. The Kyocera ADR Stock Fund is valued at its quoted market price on the last business day of the year. Participant loans are valued at amortized cost, which approximates fair value.

The Plan invests in a fully benefit-responsive investment contract through the Invesco Stable Value Fund, which is a common/collective trust that holds synthetic guaranteed investment contracts and short-term securities. Units of the common/collective trust are stated at net asset value (“NAV”), which is based on the aggregate fair value of the underlying assets of the trust in relation to the total number of units outstanding. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV.

Kyocera Retirement Savings and Stock Bonus Plan

Notes to Financial Statements

December 31, 2013 and 2012

Valuation of Investments (continued)

Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure securities liquidations will be carried out in an orderly business manner. Plan management believes contract value of the units approximates fair value at December 31, 2013 and 2012.

Income Recognition

Interest income is earned on an accrual basis and dividend income is recorded on the ex-dividend date.

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation on those investments.

Payment of Benefits

Benefits are recorded when paid. There were no benefits payable to participants who had elected to withdraw from the Plan but had not yet been paid as of December 31, 2013 and 2012.

Administrative Expenses

Administrative expenses are paid directly by the Company and are not reflected in the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expense during the reporting period. Actual results could differ from estimates.

Benefit Responsive Investment Contracts

In December 2005, the Financial Accounting Standards Board (“FASB”) issued authoritative guidance on the reporting of fully benefit-responsive investment contracts. This guidance (a) describes the limited circumstances in which the net assets of an investment company (also referred to as a fund) shall reflect the contract value (which generally equals the principal balance plus accrued interest) of certain investments that it holds and (b) provides a definition of a fully benefit-responsive investment contract. It also provides guidance with respect to the financial statement presentation and disclosure of fully benefit-responsive investment contracts. Management has determined that the estimated fair value of the Plan’s indirect investment in fully benefit-responsive contracts, the Invesco Stable Value Fund, as of December 31, 2013 and 2012 approximates contract value. Therefore, no adjustment from fair value to contract value was included in the accompanying financial statements.

Fair Value Measurements

Accounting guidance has been issued that establishes a framework for measuring fair value. Such framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Kyocera Retirement Savings and Stock Bonus Plan

Notes to Financial Statements

December 31, 2013 and 2012

Fair Value Measurements (continued)

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2 – Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value, on a recurring basis.

Fair Value Measurements

As of December 31, 2013	Level 1	Level 2	Level 3	Total
Mutual Funds:
Domestic equity funds	$85,673,179	$—	$—	$85,673,179
Balanced funds	12,446,867	—	—	12,446,867
Bond Funds	13,066,460	—	—	13,066,460
International equity funds	14,010,981	—	—	14,010,981
Money market fund	374,861	—	—	374,861
Common Stock:
Kyocera Corp.	16,251,371	—	—	16,251,371
Common collective trust (Invesco SVF)	—	28,669,434	—	28,669,434

Total Investments at fair value	$141,823,719	$28,669,434	$—	$170,493,153

Kyocera Retirement Savings and Stock Bonus Plan

Notes to Financial Statements

December 31, 2013 and 2012

Fair Value Measurements

As of December 31, 2012	Level 1	Level 2	Level 3	Total
Mutual Funds:
Domestic equity funds	$60,322,841	$—	$—	$60,322,841
Balanced funds	9,132,658	—	—	9,132,658
Bond Funds	13,204,932	—	—	13,204,932
International equity funds	11,623,523	—	—	11,623,523
Money market fund	287,367	—	—	287,367
Common Stock:
Kyocera Corp.	14,994,958	—	—	14,994,958
Common collective trust (Invesco SVF)	—	27,656,952	—	27,656,952

Total Investments at fair value	$109,566,279	$27,656,952	$—	$137,223,231

There were no transfers between levels of the fair value hierarchy during 2013 or 2012.

There have been no changes in fair value methodologies at December 31, 2013 and 2012.

Fair Value of Investments in Entities that Use NAV

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2013 and 2012, respectively.

	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)
December 31, 2013
Invesco stable value	$28,669,434	n/a	Daily
December 31, 2012
Invesco stable value	$27,656,952	n/a	Daily

Kyocera Retirement Savings and Stock Bonus Plan

Notes to Financial Statements

December 31, 2013 and 2012

3.	Investments

The following are individual investments that represent 5 percent or more of the Plan’s net assets available for benefits as of December 31:

	2013	2012
Investments recorded at fair value:
Invesco Stable Value Fund	$28,669,434	$27,656,952
Kyocera ADR Stock Fund	16,251,371	14,994,958
BlackRock Equity Dividend I Fund	15,425,461	11,815,633
JP Morgan Large Cap Growth Fund	14,477,030	*
American Funds EuroPacific Growth R4 Fund	14,010,981	11,623,523
PIMCO Total Return Institutional Fund	13,066,460	13,204,932
Oakmark Equity & Inc Fund	12,446,867	9,132,658
Brown Management Small Company Fund	11,572,664	*
Vanguard Institutional Index	10,486,525	8,130,498

*	Balance represents less than 5% of net assets available for benefits at year end.

During 2013 and 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $25,400,933 for 2013 and by $12,244,443 for 2012 as follows:

	2013	2012
Mutual Funds	$23,917,111	$10,293,759
Kyocera ADR Stock Fund	1,463,822	1,950,684

	$25,400,933	$12,244,443

4.	Tax Status

The Plan obtained its latest determination letter on August 18, 2003 in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). On October 1, 2009, the Plan adopted a Transamerica (formerly known as Diversified) nonstandardized prototype plan agreement. The Company has obtained a copy of the IRS opinion letter which was issued to Transamerica for the nonstandardized prototype plan. Prior to the adoption of the Transamerica nonstandardized prototype plan the Company requested a determination letter for all amendments and plan changes required by law. The Company has corrected the Plan for updates as reflected in the IRS response. The Plan Administrative Committee believes that the requirements under IRC section 401 for the Transamerica nonstandardized prototype plan and the previously existing plan have been adhered to and, accordingly, no taxes, interest or penalties have been provided for in the accompanying financial statements.

GAAP requires Plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax

Kyocera Retirement Savings and Stock Bonus Plan

Notes to Financial Statements

December 31, 2013 and 2012

positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of the liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions and the Plan could be subject to income tax if certain issues were found by the IRS that could result in the disqualification of the Plan’s tax-exempt status; however, there are currently no audits for any tax periods in progress. The Plan’s income tax returns remain open for examination by applicable authorities, generally 3 years for federal and 4 years for state.

5.	Related Party and Party-in-Interest Transactions

Certain expenses of the Plan are paid for by the Company. The most significant of these costs paid by the Company are the salaries for the employees responsible for Plan administration. These expenses were not material for 2013 and 2012. Plan investments include Kyocera Corporation common stock which is the stock of the Company’s parent and qualify as party-in-interest transactions. Loans made to employees of the Company also qualify as party-in-interest transactions.

Employees of the Company serve as the Trustees and Plan’s administrator and are participants in the Plan. These transactions qualify as party-in-interest transactions.

6.	Reconciliation of the Financial Statements to Form 5500

Net assets available for benefits, as reported in the financial statements, are identical to the amounts reported in the Form 5500 as of and for the years ended December 31, 2013 and 2012.

7.	Subsequent Events

In accordance with FASB Accounting Standards Codification (“ASC”) 855-10 “Subsequent Events”, subsequent events have been evaluated by management through the day these financial statements were available to be filed with the Securities and Exchange Commission.

Kyocera Precision Tools, Inc. (“KPTI”) was established on April 1, 2014 and KTC was merged into KPTI effective April 1, 2014 and continued its participation in the Plan.

Kyocera Retirement Savings and Stock Bonus Plan

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

December 31, 2013

EIN: 94-1695243 Plan #002

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost**	(e) Current Value
	Invesco	Invesco Stable Value Fund	$—	$28,669,434
	* Kyocera Corp.	Kyocera ADR Stock Fund	—	16,251,371
	BlackRock	BlackRock Equity Dividend I Fund	—	15,425,461
	JPMorgan Large	JPMorgan Large Cap Growth Fund	—	14,477,030
	American Funds	American Funds EuroPacific Growth R4 Fund	—	14,010,981
	PIMCO	PIMCO Total Return Instl Fund	—	13,066,460
	Oakmark	Oakmark Equity & Income Fund	—	12,446,867
	Brown	Brown Capital Management Small Co Instl Fund	—	11,572,664
	Vanguard Inst	Vanguard Institutional Index Fund	—	10,486,525
	Perkins	Perkins Mid Cap Value Investor Fund	—	7,917,874
	American Funds	American Funds Fundamental Invs R4 Fund	—	7,645,612
	Columbia	Columbia Acorn Z Fund	—	7,511,284
	Allianz	Allianz NFJ Small Cap Value Admin Fund	—	4,728,198
	Vanguard	Vanguard Small Cap Index Fund	—	3,169,275
	Vanguard	Vanguard Mid Cap Index Fund	—	2,739,256
	US Bank	Money Market Fund (Highmark)	—	374,861

		Total investments		170,493,153
	* Participant loans	Loans (interest rates and maturity dates range from 3.39% to 9.5% and June 2014 to June 2032, respectively)	—	3,829,127

		Total assets held at end of year	$—	$174,322,280

*	Indicates party-in-interest to the Plan.

Under ERISA, an asset held for investment purposes is any asset held by the Plan on the last day of the Plan’s fiscal year or acquired at any time during the Plan’s fiscal year and disposed of at any time before the last day of the Plan’s fiscal year, with certain exceptions.

**	Historical cost is not required as all investments are participant-directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee of the Kyocera Retirement Savings and Stock Bonus Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized, in the City of San Diego, State of California, on June 17, 2014.

KYOCERA RETIREMENT SAVINGS AND STOCK BONUS PLAN

By:	KYOCERA INTERNATIONAL, INC.

By:	/s/ WILLIAM J. EDWARDS
William J. Edwards, Executive EVP/CFO

INDEX OF EXHIBITS

No.	Description	Sequentially Numbered Page
23	Consent of Squar, Milner, Peterson, Miranda & Williamson, LLP	Filed herewith